FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-553-6262
Fax: 310-556-4561

Contact: Randy Belote (Media) (703) 875-8525
Gaston Kent (Investors) (310) 201-3423

NORTHROP GRUMMAN



Northrop Grumman

NORTHROP GRUMMAN

Safe Harbor Statement

Certain statements and assumptions in these materials contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and the company after giving effect to any mergers, divestitures or other transaction involving the companies and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

Overview

- Strategy
- Business Portfolio
- Offer to TRW Shareholders






84





NORTHROP GRUMMAN

Northrop Grumman Strongly Repositioned

- Growing Defense Outlook
- Purest Defense Play
- Best Positioned Portfolio
- Premier Systems Integrator
- Experienced Management Team
- Strong Acquisition Integration Track Record
- Solid Financial Performance
- Excellent Prospects for 2002 and Beyond





Focused on Shareholder Value

NORTHROP GRUMMAN

Strong Defense Sector Outlook



US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
Appropriations
Outlays
1990
1993
1996
1999
2002E
2005E

- Transforming Technologies Leading to Changes in Tactics, Training and Organization
- NOC positioned in Key Areas
- 8% - 9% CAGR (2000-2005E) in Appropriations and Outlays

Source: Department of Defense - National Defense Budget

* President's '03 request

NORTHROP GRUMMAN

September 11 Impact


Most Likely Scenarios
Peace
Peace Keeping
Terrorism
Regional Conflict
Major Resurgent Power
GLOBAL FORCE PROJECTION/PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

- Increased Requirements for Missile Defense, Global Force Projection and Homeland Security
- Budget Allocation for the War on Terrorism Will Be Developing During the Next Year

NORTHROP GRUMMAN

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies	21st Century Defense Needs	Northrop Grumman Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Deepwater
Information Operations	HOMELAND SECURITY	SBIRS Low, SBIRS High, Integrated ISR
Navigation & Guidance Systems	MISSILE DEFENSE	

The Persistent Strategy

- Build and Shape a Strategically Focused Portfolio of 'Right-Positioned' Capabilities and Businesses
- Rapid Integration of Acquisitions
- Leverage Capabilities Across the Company
- Constantly Improve Program and Financial Performance

Managed for Shareholder Value Growth

NORTHROP GRUMMAN

Proven M&A Track Record

- 15 acquisitions integrated since 1994
- Revenue growth from $5 billion to ~$18 billion (2002 Estimated)
- Sold under-performing businesses
- Surpassed cost savings, synergy and debt reduction targets
- On schedule to achieve $250 million annual cost reductions from Litton acquisition by 2004
- Targeting $200 million annual cost reductions from Newport News

Focus on Strategic Vision and Value

Mergers & Acquisitions – Strategy & Value Driven

1994
- **Grumman Corporation** (Integrated Systems)
- **Vought Aircraft** (Aerostructures)

1996
- **Westinghouse Electronic Systems Group** (Electronics)

1997
- **Allied – sold** (Truck Bodies)
- **Logicon** (Information Technology)

1998
- **INRI** (Information Technology)

1999
- **California Microwave** (Electronics)
- **Data Procurement Corporation** (Information Technology)
- **Ryan Aeronautical** (Integrated Unmanned Systems)

2000
- **Comptek** (Information Technology)
- **Sterling** (Information Technology)
- **Federal Data** (Information Technology)
- **Navia** (Electronics)
- **Aerostructures – sold**

2001
- **Litton Industries** (Electronics, Information Technology, Ships)
- **Newport News** (Ships)
- **EIS of Aerojet** (Electronics)

Integration Report Card

- **Litton**
  - Management integration complete
  - Final sector stand-ups complete
  - Facilities/cost reductions on track
  - Internal systems (2 – 3 years)
- **Aerojet**
  - Management integration complete
- **Newport News**
  - Management integration complete
  - Final sector stand-up March 2002
  - Cost savings being identified
  - Internal systems (2 – 3 years)
- **Cross-sector Lean Manufacturing Initiatives Implemented**







All Integration Activities are Ahead of Schedule

NORTHROP GRUMMAN

2001 Was a Transforming Year

- Established Northrop Grumman as Top-Tier Defense Enterprise
- Completed Three Strategic Acquisitions
- Became World's Largest Shipbuilder & #2 IT Supplier to the Federal Government and #1 Airborne Radar Provider
- Products Excelling in Operation Enduring Freedom
- Key Senior Management Appointments
- Joint Strike Fighter and Other Major Wins
- Achieved Strong Financial Performance

Right Place at the Right Time

Strategy-Driven Transformation


$5.4B - 1993
11%
7%
82%
~$18B – 2002E
4%
14%
31%
10%
17%
24%
Electronic Systems
Information Technology
Integrated Systems
Ship Systems
Newport News
Component Technologies

NORTHROP GRUMMAN

Major Programs and Markets

Electronic Systems	Information Technology	Integrated Systems	Ship Systems/ Newport News	Component Technologies
• F-16 • F-22 • F-35 • BAT • LAIRCM • SBIRS High/Low • Avionics • Eurofighter • Surveillance Radars	• DoD • Intelligence Agencies – NSA – NRO • Civil / Federal • State / Local • Commercial	• F-18 • F-35 • Joint STARS • E-2C Hawkeye • B-2 • Global Hawk • EA-6B / ICAPIII	• CVN • SSN • DDG • LHD • LPD • TAK/R • Polar Tankers	• Telecom • Computers • Industrial







Strategy Has Grown Enterprise Value


Total Enterprise Value = Market Capitalization + Net Debt
• LMT Announces Acquisition of NOC
• Failed LMT Merger
• Commercial Aerostructures Performance (Since Divested)
• Overall Aerospace Industry Stocks Depressed
$ (Billion)
0
2
4
6
8
10
12
14
16
18
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Northrop Grumman & TRW – Advancing Technology's Edge

- **TRW Strengths**
  - Spacecraft Systems – Principal Added Capability
  - Electronic Communications Systems
  - High Energy Lasers
  - Information Technology and Architecture
- **Benefits of Combination**
  - Strong Contributor to Satellite Systems and Missile Defense
  - Stronger Electronics Capabilities
  - Complementary IT Strengths
  - Stronger Competitor to Lockheed Martin, Boeing, Raytheon, BAE Systems, EADS
- **Straightforward Integration– Initially a Separate Sector**
- **$26 - $27 Billion 2003 Estimated Sales**

Offer to TRW Shareholders

- **$47 in Value per Share**
- **Collar between $103 and $113**
- **Special Meeting of Shareholders – April 22, 2002**
  - Vote to Allow Tender to Proceed – Not a Tender of Stock
  - "Yes" to NOC Proposals Keeps Process Alive
- **Filed Lawsuit Challenging Elements of Ohio Anti-takeover Law**
  - Interests of Shareholders Compromised While Insulating BoD/Mgt
- **Sell or Spin Automotive Business**
- **NOC Debt-to-Total Cap below 40% at Year-End**
- **Based on Available Data, Offer is Firm**
- **Welcome Opportunity to Conduct Due Diligence**

NORTHROP GRUMMAN

Comparative Returns

NOC TRW SPX Index


1 Year
30
20
10
0
-10
-20
-30
NOC
TRW
SPX


2 Year
100
50
0
-50
NOC
SPX
TRW


5 Year
150
100
50
0
-50
SPX
NOC
TRW


10 Year
500
400
300
200
100
0
-100
NOC
SPX
TRW

NORTHROP GRUMMAN

Summary







- Successfully Executed Strategic Transformation
- Managed for Shareholder Value
- TRW Rounds Out Portfolio and Benefits Shareholders
- Willing to Pay Full and Fair Value, but No More
- Need TRW Shareholder Support

NORTHROP GRUMMAN

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the proposed acquisition of TRW to be brought before meetings of TRW shareholders. Information concerning such potential participants will be set forth in Northrop Grumman's proxy materials relating to such shareholder meetings when they become available, and copies will be available at no charge at the SEC's website at WWW.SEC.GOV.

These materials constitute neither an offer to purchase nor a solicitation of an offer to sell shares of TRW Inc. The exchange offer documents (including the Prospectus, the related letters of transmittal and other exchange offer documents, including any amendments or supplements thereto) as well as any related proxy materials filed by Northrop Grumman with the SEC contain important information that should be read carefully before any decision is made with respect to the exchange offer or the voting of TRW shares. These exchange offer documents and proxy materials will be made available at no charge to all TRW stockholders. These exchange offer documents and proxy materials also will be available at no charge at the SEC's website at WWW.SEC.GOV.